

UNITED STATES
**SECURITIES AND EXCHANGE COMMISSION**
WASHINGTON, D.C. 20549-7010

Mail Stop 7010

June 28, 2006

Mr. Bradley J. Bell
Executive Vice President and Chief Financial Officer
Nalco Holding Company
1601 West Diehl Road
Naperville, Illinois 60563-1198

> **RE: Form 10-K for the Fiscal Year ended December 31, 2005**
> **Form 10-Q for the Quarter ended March 31, 2006**
> **File No. 1-32342**

Dear Mr. Bell:

We have reviewed your response letter dated June 1, 2006 and have the following additional comments. If you disagree with a comment, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

<u>Form 10-K for the year ended December 31, 2005</u>

<u>General</u>

1. Where a comment below requests additional disclosures or other revisions to be made, please show us in your response what the revisions will look like. With the exception of the comment below that specifically requests an amendment, all other revisions may be included in your future filings.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 32

2.  We have reviewed your response to comment 2. The subtotal that adds up to 'direct contribution' for all of your segments is a non-GAAP measure when this measure is used outside of the segment footnote. Please revise to exclude the 'direct contribution' total for all of your segments or provide the Non-GAAP disclosures required by Item 10 of Regulation S-X, including a reconciliation to its directly comparable GAAP measure. Please refer to question 21 of Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures.

Consolidated and Combined Statements of Cash Flows, page 61

3.  We have reviewed your response to comment 8. You indicate that you classified as an operating cash outflow trade receivables that you repurchased in the amount of $100.7 million that originated from the sale of your products. You also indicate that the subsequent collection of these receivables was classified as operating cash inflows. Once you sold your trade receivables in a transaction qualifying for sales treatment under SFAS 140 and recorded the related cash inflows as operating activities, you met the criteria in paragraph 22(a) of SFAS 95. Your repurchase of these receivables should be accounted for no differently than the purchase of other receivables from a third party. As such, you should have treated these cash outflows and inflows from investing activities as required by paragraphs 15 to 17 of SFAS 95. Please tell us the amount of cash collections recorded in each period related to the trade receivables that you repurchased. Please refer to SFAS 95. If these amounts are material to your operating cash flows for a given period, please amend your financial statements accordingly. Otherwise, please tell us why you do not think these amounts are material to your operating cash flows in any period presented.

Note 3 - Summary of Significant Accounting Policies, page 67

Inventory Valuation, page 68

4.  We have reviewed your response to comment 13. The write-off of inventory at customer sites represent almost 9% of earnings before tax in 2005. Given the materiality of these write-offs please tell us the corrective actions undertaken by management to remedy the root causes to ensure that a write-off of this nature does not recur. Based on the materiality of these write-offs and that 15% of your inventory is held at customer sites, please tell us why you did not discuss any changes you made in your internal controls to address this problem under Item 9A. If this was an oversight, please revise your disclosures accordingly to disclose these changes.

5. We have reviewed your response to comment 14. Please disclose in a footnote in a manner similar to your response to our previous comment why you use more than one inventory method for similar types of inventory.

Intangibles, page 68

6. We have reviewed your response to comment 16. Please disclose in a footnote in a manner similar to your response to our previous comment the accelerated method that you use for amortizing customer intangibles.

Note 9 - Contribution Agreement With Profit-Sharing Trust and Reimbursement Agreement with Suez, page 73

7. We have reviewed your response to comments 24 and 25. Please disclose the terms of the receivable due from a former shareholder, including the due dates of the receivable, the amounts due, the manner of settlement and a description of the amount of any collateral. Please also tell us your basis for including the cash receipts from these notes receivable related to principal in cash flows from operating activities, rather than cash flows from investing activities.

Note 21 - Summary of Other Income (Expense), page 95

8. We have reviewed your response to comment 23. Since the Suez management fees, sponsor monitoring fees, sponsor monitoring agreement termination fee and the loss on the sale of the South African subsidiary are operating expenses, please classify these expenses within operating income in accordance with Rule 5-03 of Regulation S-X. In doing so, you may choose to present each of these expenses in a separate line item within operating income to provide the greater visibility that you seek.

Note 24 - Segment Information, page 96

9. We have reviewed your response to comment 26. You state in your response that all of your chemicals, equipment and services are similar. However, in the fourth paragraph of the shareholder letter, Dr. William H. Joyce, Chairman and Chief Executive Officer, states that a significant portion of the growth in revenues was due to growth in key segments such as deepwater oil, tissue and towel membrane treatments and expansion of your 3D TRASAR cooling water stress management program. In addition, in a press release discussing first quarter operating results for 2006 issued in a Form 8-K report on May 3, 2006, Dr. Joyce stated that the Tech Bond product is expected to be an important contributor of growth for many years to come. Furthermore, in the management discussion and analysis for the first quarter of 2006, you cited specific products and business units that contributed to the strong financial performance during the first quarter. Please

provide us with a comprehensive explanation to support your position that all of your chemicals, equipment and services are similar for each of your four reportable segments.

10. We have reviewed your response to comment 27. Paragraph 94 of SFAS 131 states that information about assets and revenues from customers in different geographic areas assist analysts in understanding concentrations of risks due to negative changes in economic conditions and assess prospects for growth due to positive economic changes. Given that sales in foreign countries represent 55% of total revenues and that 56% of your inventory is in foreign countries and your relatively low margins of income before taxes of approximately 3%, we believe that disclosure of information about geographic areas is material to investors. Furthermore, in the fourth paragraph of the shareholder letter, Dr. William H. Joyce, Chairman and Chief Executive Officer, states that a significant portion of your growth was generated in China, India, Brazil, Russia and other Commonwealth of Independent States countries. Please provide the information about geographic areas in accordance with paragraph 38 of SFAS 131.

<u>Form 10-Q for the period ended March 31, 2006</u>

<u>General</u>

11. Please address the comments above in your interim filings as well.

<u>Management's Discussion and Analysis of Financial Condition and Results of Operations, page 16</u>

12. The terms Adjusted EBITDA and Free Cash Flow are considered non-GAAP financial measures. Please identify these measures as non-GAAP financial measures and either refer to the location elsewhere in the filing that has all of the required non-GAAP disclosures or provide the required non-GAAP disclosures in this section. Please also disclose why you believe that the presentation of these non-GAAP financial measures is useful information to investors regarding your financial condition and results of operations. Please refer to Item 10(e) of Regulation S-K.

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Please respond to these comments within 10 business days, or tell us when you will provide us with a response. Please provide us with a response letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please file your response on EDGAR as a correspondence file. Please understand that we may have additional comments after reviewing your responses to our comments.

If you have any questions regarding these comments, please direct them to Gus Rodriguez, Staff Accountant, at (202) 551-3752 or, in his absence, to the undersigned, at (202) 551-3769.

Sincerely,


Rufus Decker
Branch Chief